RESTATED ARTICLES OF INCORPORATION

                                       OF

                               GELSTAT CORPORATION

     These Restated Articles of Incorporation have been adopted by the Board of Directors of GelStat Corporation pursuant to Minn. Stat.ss. 302A.135(5). The undersigned officer represents, pursuant to Minn. Stat. ss. 302A.139(c) that these Restated Articles correctly set forth without change the corresponding provisions of the Articles as previously amended.

                                ARTICLE 1 - NAME

     1.1) The name of the corporation shall be GelStat Corporation.

                          ARTICLE 2 - REGISTERED OFFICE

     2.1) The location and post office address of the registered office of the corporation shall be Southpoint Office Center, 1650 West 82nd Street, Suite 1040, Bloomington, MN 55431.

                               ARTICLE 3 - PURPOSE

     3.1) The corporation is organized for general business purposes.

                              ARTICLE 4 - DURATION

     4.1) The duration of the corporation shall be perpetual.

                                ARTICLE 5 - STOCK

     5.1) The corporation has the authority to issue sixty million (60,000,000) shares, which shall have a par value of $.01 per share, and which shall consist of 50,000,000 shares of Common Stock and 10,000,000 shares of Undesignated Stock. The Board of Directors of the corporation is authorized to establish from the Undesignated Stock, by resolution adopted and filed in the manner provided by law, one or more classes or series of shares, to designate each such class or series (which may include but is not limited to designation as additional Common Stock), and to fix the relative rights and preferences of each such class or series.

     5.2) Shareholders shall not have any preemptive rights to subscribe for or purchase any shares of the corporation. The Board of Directors may, at any time and from time to time, issue and sell for such consideration as may be permitted by law, any or all of the authorized shares of the corporation not then issued and any and all of any stock of any class that may hereafter be authorized.

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     5.3) Subject to paragraph  5.2, the Board of Directors may issue any or all shares of the corporation authorized by these Articles and not already issued, including any shares previously issued and reacquired by the corporation, provided such shares have not been retired. Upon approval by the Board of Directors, shares may be issued for any consideration; or for no consideration to effectuate share conversions, dividends or splits, including reverse splits. The Board of Directors may determine the value of nonmonetary consideration received for shares.

     5.4) Subject to paragraph 5.2, the Board of Directors may issue rights to purchase shares of the corporation, and shall fix the terms, provisions and conditions of such rights to purchase, including the conversion basis and the price at which shares may be purchased or subscribed for. Shares to be issuable upon the exercise of all outstanding rights to purchase; including such rights to be issued, must be authorized by these Articles and not already issued.

                        ARTICLE 6 - NON-CUMULATIVE VOTING

     6.1) In all elections for directors, each shareholder shall have one vote for each share of stock held. A shareholder shall not have the right to cumulate his shares in any election of directors.

                              ARTICLE 7 - DIRECTORS

     7.1) The Board of Directors shall have the power and authority to take any action required or permitted of it by law or by these Articles. The Board shall take action by the affirmative vote of a majority of directors present at a duly held meeting, except where law requires the affirmative vote of a larger proportion or number.

     7.2) Any action required or permitted to be taken at a Board meeting may be taken by written action signed by a majority of directors. If the action must also be approved by the shareholders, then the action must be taken by written action of all the directors.

     7.3) A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability under Minnesota Statutes Section 302A.559 or SOA.23; (iv) liability for any transaction from which the director derived an improper personal benefit; or (v) liability for any act or omission occurring prior to the date when this restatement of the Articles of Incorporation becomes effective. If Chapter 302A, the Minnesota Business Corporation Act, is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Chapter 302A, the Minnesota Business Corporation Act. Any repeal or modification of this article by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation at the time of such repeal or modification.

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                            ARTICLE 8 - INCORPORATORS

     8.1) The name and address of the incorporator of the corporation is as follows:

          Richard A. Barr
          6259 Bury Drive
          Eden Prairie, MN  35346

                               ARTICLE 9 - POWERS

     9.1) The corporation shall have the unlimited power to engage in and to do any act necessary or incidental to the carrying out of its purposes, together with the power to do or perform any acts consistent with or which may be implied from the powers expressly conferred upon corporations by Minnesota Statutes, Chapter 302A.

                               ARTICLE 10 - BYLAWS

     10.1) The Board of Directors may adopt bylaws which may contain any provision relating to the management of the business or the regulation of the affairs of the corporation not inconsistent with law or the articles of incorporation. The power to adopt, amend or repeal the bylaws shall be vested in the Board.

                            ARTICLE 11 - SHAREHOLDERS

     11.1) The affirmative vote of the holders of a majority of the voting power of the shares present shall be sufficient to authorize the sale, lease, exchange or other disposition of all or substantially all of the property and assets o-the corporation and to adopt or reject an agreement of consolidation, merger or exchange.

     11.2) The affirmative vote of the holders of a majority of the voting power of the shares present shall be sufficient to amend these Articles of Incorporation. All other shareholder actions shall require an affirmative vote of the holders of a majority of the voting power of the shares present.

          IN WITNESS WHEREOF, I have hereunto set my hand this 14th day of July, 2003.

                                        /s/ Stephen C. Roberts
                                        ----------------------------
                                        Stephen C. Roberts,
                                        Chief Executive Officer

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